SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                         (AMENDMENT NO. ______________)*

                          Interstate/Johnson Lane, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

           Interstate/Johnson Lane, Inc. Common Stock, $0.20 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460892102
             -------------------------------------------------------
                                 (CUSIP Number)

                              Kenneth W. McAllister
               Senior Executive Vice President and General Counsel
                100 North Main Street, Winston-Salem, N.C. 27101
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (continued on following Pages)


                                  Page 1 of 19


NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
CUSIP NO. 4608092102                                        PAGE 2 OF 19 PAGES
---------------------                                      ---------------------
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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Wachovia Corporation
     IRS #56-1473727
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     North Carolina
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER*
  NUMBER OF                    1,289,382
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,289,382
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,289,382*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*++

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------

* Beneficial ownership of 1,289,382 shares of common stock reported hereunder is so being reported solely as a result of the Stock Option Agreement described in Item 4 hereof. The option granted pursuant to such Stock Option Agreement has not yet become exercisable. Wachovia Corporation expressly disclaims beneficial ownership of such shares.

++ Excludes shares that are subject to Shareholder Agreements as described herein as to which Wachovia expressly disclaims beneficial ownership.

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $0.20 ("Company Common Stock"), of Interstate/Johnson Lane, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at IJL Financial Center, 201 North Tryon Street, Charlotte, N.C. 28202.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This statement is being filed by Wachovia Corporation, a North Carolina corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Wachovia"). The principal business offices of Wachovia are located at 100 North Main Street, Winston-Salem, North Carolina 27101 and at 191 Peachtree Street, NE, Atlanta, Georgia 30303. Wachovia has one principal banking subsidiary, Wachovia Bank, National Association. Wachovia also has bank-related subsidiaries engaged in large corporate and institutional relationship management and business development, corporate leasing, remittance processing and discount brokerage services. The names of the directors and executive officers of Wachovia and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

         (d)-(e) Neither Wachovia, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Wachovia nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4, the Company has granted to Wachovia an option pursuant to which Wachovia has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 1,289,382 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $30.5625 (the "Option"). Certain terms of the Option are summarized in Item 4.

         If the Option were exercisable and Wachovia were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $39,406,737.38. It is currently anticipated that such funds would be derived from working capital.

         Subject to market conditions and developments with respect to the Merger (as defined below), Wachovia may purchase shares of Company Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

         As described in the response to Item 4 (which response is incorporated herein by reference), the Shareholder Agreement Shares (as defined in the response to Item 4) have not been purchased by Wachovia. In connection with, and as a condition to, Wachovia and the Company entering into the Merger Agreement (as defined in the response to Item 4), certain Executive Officers and members of the Board of Directors of the Company, listed in Schedule II, who hold the Shareholder Agreement Shares (which represent approximately 25% of the outstanding shares of Company Common Stock, have entered into the Shareholder Agreement (as defined in the response to Item 4) pursuant to which such Executive Officers and Directors have agreed to vote the Shareholder Agreement Shares in favor of the adoption and approval of the Merger Agreement and the Merger (as defined in the response to Item 4) and each other action and transaction contemplated by the Merger Agreement or the Shareholder Agreement. In addition, such Executive Officers and Directors have agreed not to dispose of the Shareholder Agreement Shares, subject to certain exceptions.

ITEM 4. PURPOSE OF THE TRANSACTION.

         (a)-(j) Wachovia is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions and agreements reported hereunder are intended to assist in the achievement of that purpose.

         The Merger Agreement. The Company and Wachovia have entered into an Agreement and Plan of Merger, dated as of October 27, 1998 (the "Merger Agreement"), pursuant to which the Company will be merged with and into Wachovia (the "Merger"), with Wachovia being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each share of Company Common Stock, excluding Treasury Shares (as defined in the Merger Agreement), issued and outstanding immediately prior to the Effective Time shall become and be converted into the number of shares of Wachovia Common Stock equal to the Exchange Ratio (as defined in the following sentence). The "Exchange Ratio" shall mean a number equal to $32.00 divided by the Wachovia Average Stock Price (rounded to the nearest one-thousandth). The "Wachovia Average Stock Price" shall mean the average of the last sale prices of Wachovia Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the five NYSE trading days immediately preceding the Effective Date (as defined in the Merger Agreement).

         As a result of the Merger, the Company will cease to exist as a separate legal entity.

         The Merger is subject to various regulatory approvals, the approval of the stockholders of the Company and the satisfaction of other terms and conditions set forth in the Merger Agreement.

         As a result of the Merger, Company Common Stock will be eligible for termination of registration pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, Company Common Stock will be eligible for delisting from the NYSE, where it has been traded under the symbol "IJL".

         The Option Agreement. In connection with the Merger Agreement, Wachovia and the Company entered into a Stock Option Agreement, dated as of October 27, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted Wachovia an option (the "Option") to purchase, subject to adjustments in certain circumstances, up to 1,289,382 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $30.5625.

         Subject to applicable law and regulatory restrictions, Wachovia may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within three months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

         As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

          (i) The Company or any subsidiary or group of subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (each such subsidiary or group of subsidiaries, a "Company Subsidiary"), without having received Wachovia's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Wachovia or any of its Subsidiaries (each a "Wachovia Subsidiary") or the Board of Directors of the Company (the "Company Board") shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Option Agreement,
     (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or any Company Subsidiary (other than mergers, consolidations or similar transactions involving solely the Company and/or one or more wholly-owned Subsidiaries of the Company, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Company or any Company Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of the Company or any Company Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

          (ii) Any person other than Wachovia or any Wachovia Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iii) The shareholders of the Company shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled in violation of the Merger Agreement prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled in violation of the Merger Agreement, prior to such termination), it shall have been publicly announced that any person (other than Wachovia or any of its Subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction;

          (iv) The Company Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Wachovia its recommendation that the shareholders of the Company approve the transactions contemplated by the Merger Agreement, or the Company or any Company Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Wachovia or a Wachovia Subsidiary; or

          (v) Any person other than Wachovia or any Wachovia Subsidiary shall have made a bona fide proposal to the Company or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced.

         As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

          (i) The acquisition by any person (other than Wachovia or any Wachovia Subsidiary) of beneficial ownership of 30% or more of the then outstanding Common Stock;

          (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) under the definition thereof, except that the percentage referred to in clause (z) of the second sentence thereof shall be 30%; or

          (iii) The failure of a shareholder or shareholders in the aggregate holding in excess of 15% of the Company's outstanding Common Stock to comply with the terms of his, her or its Shareholder Agreement.

         As defined in the Option Agreement, "Exercise Termination Event" means each of the following:(i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Wachovia pursuant to Section 8.01(b)(breach of the Merger Agreement by either party entitles the other party to terminate Merger Agreement) as a result of a material willful breach by the Company, or (iii) the passage of twelve (12) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or such termination is by Wachovia pursuant to Section 8.01(b) of the Merger Agreement as a result of a material willful breach by the Company.

         As provided in the Option Agreement, in the event that Wachovia is entitled to and wishes to exercise the Option, it is obligated to send to the Company a written notice (the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, Wachovia is obligated to promptly file the required notice or application for approval, promptly notify the Company of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

         The Merger is subject to various regulatory approvals, including the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the approval of the stockholders of the Company and the satisfaction of other terms and conditions set forth in the Merger Agreement.

         Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Wachovia may assign in whole or in part its rights and obligations thereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by Wachovia to acquire the shares of Common Stock subject to the Option, Wachovia may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Wachovia's behalf or (iv) any other manner approved by the Federal Reserve Board.

         In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by Wachovia pursuant to registration rights under the Option Agreement.

         At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of Wachovia, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Company (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Company (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be.

         A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

          (i) the acquisition by any person (other than Wachovia or any Wachovia Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

          (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

         In the event that prior to an Exercise Termination Event, the Company enters into an agreement (i) to consolidate with or merge into any person, other than Wachovia or a Wachovia Subsidiary or engage in any plan of exchange with any person, other than Wachovia or a Wachovia Subsidiary, and the Company is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Wachovia or a Wachovia Subsidiary, to merge into the Company or be acquired by the Company in a plan of exchange and the Company is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Company Subsidiary's assets or deposits to any person, other than Wachovia or a Wachovia Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, represent the right to acquire what Wachovia would have received had it exercised such Option prior to such transaction.

         Wachovia may, at any time between the occurrence of a Repurchase Event and the 90th day after such occurrence (or such later period as provided in Section 9 of the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by Wachovia) to the Company in exchange for a cash fee equal to the Surrender Price; provided, however, that Wachovia may not exercise its rights pursuant to Section 13(b) of the Option Agreement if the Company has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7 of the Option Agreement. The "Surrender Price" will be equal to $10 million (i) plus, if applicable, Wachovia's purchase price with respect to any Option Shares and (ii) minus, if applicable, the sum of (1) the excess of (A) the net cash amounts, if any, received by Wachovia pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Wachovia's purchase price of such Option Shares, and (2) the net cash amounts, if any, received by Wachovia pursuant to an arms' length sale of any portion of the Option sold.

         Notwithstanding any other provision of the Option Agreement, in no event shall Wachovia's Total Profit (as defined in the Option Agreement) exceed $12 million and, if it otherwise would exceed such amount, Wachovia, at its sole election, will either (a) reduce the number of shares of Company Common Stock subject to the Option, (b) deliver to the Company for cancellation Option Shares previously purchased by Wachovia, (c) pay cash to the Company, or (d)


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



do any combination thereof, so that Wachovia's actually realized Total Profit shall not exceed $12 million after taking into account the foregoing actions.

         Shareholder Agreements. Concurrent with the execution of the Merger Agreement, certain Executive Officers and members of the Board of Directors of the Company listed in Schedule II and Wachovia entered into Shareholder Agreements, dated as of October 27, 1998 (the "Shareholder Agreements"). Pursuant to the Shareholder Agreements, such Executive Officers and Directors (and their affiliates) have agreed, among other things, to vote 1,675,272 shares of Common Stock (the "Shareholder Agreement Shares") (representing approximately 25% of the outstanding Common Stock) in favor of adoption and approval of the Merger Agreement and the Merger (and each other action and transaction contemplated by the Merger Agreement or the Shareholder Agreement) and to not vote such shares in favor of any other proposal.

         The purpose of the Shareholder Agreement is to enable Wachovia to consummate the transactions contemplated by the Merger Agreement. The Shareholder Agreements also may make it more difficult for the Company to consummate a business combination with a party other than Wachovia.

         Copies of the Merger Agreement, the Option Agreement and a form of Shareholder Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summaries are not intended to be complete and are qualified in their entirety by reference to such exhibits.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

         (a) Wachovia may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Wachovia may exercise the Option only upon the happening of one or more events, none of which has occurred. See
Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Wachovia has no right to vote or dispose of the shares of Common Stock subject to the Option, and expressly disclaims beneficial ownership of such shares, unless and until such time as the Option is exercised. To the best knowledge of Wachovia, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

         The Shareholder Agreement Shares represent approximately 25% of the outstanding Common Stock (based upon 6,479,306 shares of Common Stock outstanding as of October 27, 1998).

         (b) If Wachovia were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

         The Shareholder Agreement Shares are subject to the Shareholder Agreements and therefore may be deemed to be beneficially owned both by certain Executive Officers and members of the Company's Board of Directors listed in
Schedule II (the "Shareholder Agreement Participants") and by Wachovia. The Shareholder Agreements obligate each Shareholder Agreement Participant to vote in favor of the Merger Agreement and the Merger and to not vote in favor of any other similar proposal. The foregoing might be considered shared power to vote. While Wachovia may be deemed to be the beneficial owner of the Shareholder Agreement Shares, Wachovia expressly disclaims beneficial ownership of the Shareholder Agreement Shares.

         (c) Wachovia acquired the Option and entered into the Shareholder Agreements in connection with the Merger Agreement. See Item 4 hereof.

         To the best knowledge of Wachovia, none of the persons listed in
Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE COMPANY.

         Except as described in Item 4 and Item 5 hereof, neither Wachovia nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1 Agreement and Plan of Merger, dated as of October 27, 1998, by and among Wachovia, Inc. and Interstate/Johnson Lane, Inc.

     2 Stock Option Agreement, dated as of October 27, 1998, between Wachovia Corporation and Interstate/Johnson Lane, Inc.

     3 Form of Shareholder Agreement, dated as of October 27, 1998, between Wachovia and the Shareholders listed in Schedule II.


















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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1998

                                            WACHOVIA CORPORATION


                                            By: /s/ Kenneth W. McAllister
                                               ---------------------------------
                                               Name:  Kenneth W. McAllister
                                               Title: Senior Executive Vice
                                                      President and General
                                                      Counsel

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              WACHOVIA CORPORATION


         The names, business addresses and present principal occupations of the directors and executive officers of Wachovia Corporation are set forth below. If no business address is given, the director's or officer's business address is Post Office Box 3099, Winston-Salem, North Carolina, 27150. The business address of each of the directors of Wachovia Corporation is also the business address of such director's employer, if any. Directors of Wachovia Corporation are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


Name                         Present Principal Occupation or Employment and
                             Address

*L. M. Baker, Jr.            President, Chairman and Chief Executive Officer of
                             Wachovia.

*James S. Balloun            Chairman, President, and Chief Executive Officer
                             of National Service Industries, Inc., which is engaged in multi-industry manufacturing and diversified services. NSI Center, 1420 Peachtree
                             Street, N.E., Atlanta, Georgia 30309
                             Telephone: 404-853-2229

*James F. Betts              Independent management consultant and former
                             Chairman of the Board and President of The Life
                             Insurance Company of Virginia.  The Warsaw, 1417
                             Floyd Avenue, Richmond, Virginia 23220
                             Telephone:  804-288-6177

*Peter C. Browning           President and Chief Executive Officer of Sonoco
                             Products Company, a worldwide global packaging company. One North Second Street, Hartsville,
                             South Carolina 29550
                             Telephone: 843-383-7699

*John T. Casteen, III        President of the University of Virginia, P.O. Box
                             9011, Charlottesville, Virginia 22906-9011.
                             Telephone:  804-924-3337

*John L. Clendenin           Chairman Emeritus of the Board of BellSouth
                             Corporation, a telecommunications
                             holding company.
                             1155 Peachtree Street, N.E., Suite 2000, Atlanta,
                             Georgia, 30309-3610.
                             Telephone: 804-924-3337

*Lawrence M. Gressette, Jr.  Chairman of the Executive Committee of SCANA
                             Corporation. 1400 Lady Street, Mail Code I-25, Columbia, South Carolina, 29201.
                             Telephone: 803-217-9584

*Thomas K. Hearn, Jr.        President of Wake Forest University. 1834 Reynolda
                             Road, Room 211, Reynolda Hall, Winston-Salem, North
                             Carolina, 27106.
                             Telephone: 336-758-5211

*George W. Henderson, III    Chairman Chief Executive Officer Burlington
                             Industries, Inc., which manufactures textiles and home furnishings. 3330 West Friendly Avenue,
                             Greensboro, North Carolina, 27410.
                             Telephone: 336-379-2361

*Hayne Hipp                  President and Chief Executive Officer of The
                             Liberty Corporation, an insurance and broadcasting holding company. Post Office Box 789, Greenville,
                             South Carolina, 29602.
                             Telephone: 864-609-8227

*Robert A. Ingram            Chairman, President and Chief Executive Officer of
                             Glaxo Wellcome Inc., a pharmaceutical company. Five
                             Moore Drive, Post Office Box 13398, Research
                             Triangle Park, North Carolina, 27709.
                             Telephone: 919-483-2980

*George R. Lewis             President and Chief Executive Office of Phillip
                             Morris Capital Corporation, which engages in various financing and investment activities. 200
                             First Stamford Place, Stamford, Connecticut 06902
                             Telephone: 914-335-8130

*John G. Medlin, Jr.         Chairman Emeritus of Wachovia Corporation, Former
                             Chairman, President, and Chief Executive Officer of
                             Wachovia Corporation

*Lloyd U. Noland, III        Chairman, President and Chief Executive Officer of
                             Noland Company, a supplier of industrial products.
                             80 29th Street, Newport News, Virginia 233607
                             Telephone: 757-928-9102

*John C. Whitaker, Jr.       Chairman of the Board and Chief Executive Officer
                             of Inmar Enterprises, Inc., an information services and transaction processing company. 2601 Pilgrim
                             Court, Winston-Salem, North Carolina, 27106.
                             Telephone: 336-770-3500

Mickey W. Dry                Senior Executive Vice President and Chief Credit
                             Officer of Wachovia.

Hugh M. Durden               Executive Vice President of Wachovia.

Walter E. Leonard, Jr.       Senior Executive Vice President of Wachovia.

Kenneth W. McAllister        Senior Executive Vice President and General Counsel
                             of Wachovia.

Robert S. McCoy, Jr.         Senior Executive Vice President and Chief Financial
                             Officer of Wachovia.

G. Joseph Pendergrast        Senior Executive Vice President of Wachovia.

Donald K. Truslow            Executive Vice President, Treasurer and Comptroller
                             of Wachovia.

                                  SCHEDULE II

           Directors and Officers Entering into Shareholder Agreements


Directors and Officers                 # of Shares (Approx.)


Douglas R. Aldridge                           25,269
Thomas A. Avery                               21,265
Edwin A. Dalrimple                            59,814
John B. Ellis                                  5,591
Harvey D. Harrelson                           22,789
John Haynie                                   17,662
Michael D. Hearn                              63,314
Peter R. Kellog (and affiliates)           1,049,146
J. Alex McMillan III                           1,240
James H. Morgan                              166,457
Dudley G. Pearson                             11,897
Edward C. Ruff                               146,211
Lewis F. Semones                              52,440
Minor Mickel Shaw                                999
Grady G. Thomas                              114,995


Total Shares Owned                         1,759,089

                                  Exhibit Index

                                                                     Edgar
Exhibit No.                                                         Exhibit
   No.        Description                                            Number
-----------   ---------------------------------------------------   -------

    1         Agreement and Plan of Merger, dated as of October        4
              27, 1998, by and between Wachovia, Inc. and Interstate/Johnson Lane, Inc.

    2         Stock Option Agreement, dated as of October 27,         99.1
              1998, between Wachovia Corporation and
              Interstate/Johnson Lane, Inc.

    3         Form of Shareholder Agreement, dated as of              99.2
              October 27, 1998, between Wachovia and the
              Shareholders listed in Schedule II.